

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 26, 2009

Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

> **RE: Snap-On Incorporated**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed February 18, 2009**
> **File #1-7724**

Dear Mr. Ellen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 3, 2009

Liquidity and Capital Resources, page 38

1. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within each of your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt

covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants

<u>Critical Accounting Policies and Estimates, page 42</u>
<u>Impairment of Goodwill and Other Indefinite-lived Intangible Assets, page 43</u>

2. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us you intentions with regard to this matter.

<u>Definitive Proxy Statement Filed March 10, 2009</u>

<u>Stock Ownership Guidelines for Directors, page 14</u>

3. We note that your directors have five years to meet your stock ownership guidelines. In future filings, please disclose the then current status of your directors' compliance with your stock ownership guidelines. In addition, please provide similar disclosure for the stock ownership guidelines applicable to your named executive officers, as discussed on page 29.

Security Ownership of Management and Certain Beneficial Owners, page 17
Security Ownership of Certain Beneficial Owners, page 18

4. In future filing, please furnish the information required by Item 403(a) of
    Regulation S-K in substantially the tabular form indicated in Item 403(a).

Executive Compensation, page 19
Compensation Discussion and Analysis, page 19
Objectives and Philosophy, page 19

5. We note your statement that "[y]our targeted total direct compensation levels
    (base salary plus target annual and long-term incentives) are designed to generally
    fall within the 50th and 65th percentiles of the market if target levels of the
    performance measures are achieved. Please tell us, and in future filings please
    disclose, where with respect to this range your actual overall total direct
    compensation levels fell. In addition, please provide similar disclosure for your
    base salary, annual incentives and long-term incentive compensation disclosure.
    To the extent actual compensation was outside a targeted percentile range, please
    explain why.

Compensation Committee Practices, page 20

6. We note your statement that "[the committee] does not benchmark this data in
    order to mathematically calculate compensation." In view of your disclosures
    about how you target a particular range of market data for your total direct
    compensation levels, please tell us why you believe you do not engage in
    benchmarking. In this regard, you may wish to refer to Question 118.05 of the
    Compliance and Disclosure Interpretations of the staff of the Division of
    Corporation Finance concerning Item 402 of Regulation S-K, which can be found
    on our website.

Total Direct Compensation—Cash and Incentive, page 22
Annual Incentives, page 23

7. Please tell us, and in future filings please clarify, whether a named executive
    officer must achieve at least the threshold level of performance for each of the
    company financial target, the business unit financial target and the personal
    strategic business goals, as applicable, in order to receive any incentive
    compensation award. For example, assuming no operating expense reduction,
    would it have been possible for Mr. Ward to receive 40% of his target bonus
    (approximately $115,578) if he achieved the target level for his business unit
    financial target but did not achieve his personal strategic business goals and at
    least the threshold level of performance for his company financial target?

8. Please tell us the amount of each business unit financial target, and please tell us why you did not quantify these targets in the proxy statement. Please note that we may have additional comments based on your response.

9. Please tell us more about the strategic business goals for each named executive officer, as the bulleted list of items for each officer provides only limited information. In doing so, please address whether any of these targets are quantifiable and, if so, please quantify the target and provide the officer's actual performance with respect to meeting the target. In addition, please clarify whether it was necessary for an officer to achieve each goal in order to receive any payment.

Long-Term Incentive Compensation, page 28
Stock Options and SARS, page 29

10. We note your statements that "[t]he Committee determined the amounts awarded to each executive officer based on their contributions and individual performance," and that "the number of options granted to executive officers was between the target and the maximum of the guidelines." Please tell us, and in future filings please clarify, how the compensation committee determined the amount of the option award for each named executive officer. In doing so, please explain what contributions and performance the committee considered and identify the applicable guidelines used by the committee.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant